Exhibit 4.14

Imperial Tobacco Overseas B.V.

(Incorporated with limited liability in The Netherlands with registered number 33299523)

Imperial Tobacco Finance PLC

(Incorporated with limited liability in England and Wales with registered number 3214426)

€10,000,000,000

Debt Issuance Programme

Irrevocably and unconditionally guaranteed by

Imperial Tobacco Group PLC

(Incorporated with limited liability in England and Wales wilh registered number 3236483)

This Offering Circular amends, restates and supersedes the offering circular dated 1st July 2003. Any Notes issued after the date hereof under the Debt Issuance Programme described in this Offering Circular (the “Programme”) are issued subject to the provisions set out herein. This Offering Circular will not be effective in respect of any Notes issued under the Programme prior to the date hereof.

Under the Programme, Imperial Tobacco Overseas B.V. and Imperial Tobacco Finance PLC (each an “Issuer” and together, the “Issuers”) subject to compliance with all relevant laws, regulations and directives, may from time to time issue debt securities (the “Notes”) guaranteed by Imperial Tobacco Group PLC (the “Guarantor”). The aggregate nominal amount of Notes outstanding will not at any time exceed €10,000,000,000 (or the equivalent in other currencies).

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the “UK Listing Authority”) for Notes issued within 12 months of this Offering Circular to be admitted to the official list of the UK Listing Authority (the “Official List”) and to the London Stock Exchange plc (the “London Stock Exchange”) for such Notes to be admitted to trading on the London Stock Exchange’s market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange’s market for listed securities constitutes official listing on a stock exchange. However, unlisted Notes may be issued pursuant to the Programme. The relevant Pricing Supplement (as defined on page 4) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the Official List and admitted to trading on the London Stock Exchange’s market for listed securities (or any other stock exchange).

Copies of this document, which comprises listing particulars approved by the UK Listing Authority in relation to listed Notes to be issued during the period of 12 months from the date of this Offering Circular, have been delivered for registration to the Registrar of Companies in England and Wales as required by Section 83 of the Financial Services and Markets Act 2000.

Each Series (as defined on page 4) of Notes in bearer form will be represented on issue by a temporary global note in bearer form (each a “temporary Global Note”) or a permanent global note in bearer form (each a “permanent Global Note”). Notes in registered form will be represented by registered certificates (each a “Certificate”), one Certificate being issued in respect of each Noteholder’s entire holding of Registered Notes of one Series. Global Notes and Certificates may be deposited on the issue date with a common depositary on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream, Luxembourg”). The provisions governing the exchange of interests in Global Notes for other Global Notes and definitive Notes are described in “Summary of Provisions Relating to the Notes while in Global Form”.

Arranger

JPMorgan

Dealers

ABN AMRO		Bayerische Landesbank
BNP PARIBAS		Citigroup
Commerzbank Securities		Deutsche Bank
HSBC		ING Financial Markets
JPMorgan	The Royal Bank of Scotland	WestLB

2  June 2004